BALDWIN
Baldwin Piano & Organ Company
422 Wards Corner Road
Loveland, Ohio 45140-8390
(513) 576-4500


FOR IMMEDIATE RELEASE
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      BALDWIN PIANO & ORGAN ADOPTS SHAREHOLDER RIGHTS PLAN


LOVELAND, OHIO, SEPTEMBER 4, 1996 - Baldwin Piano & Organ Company
(NASDAQ:BPAO) announced today that its Board of Directors has adopted a shareholder rights plan. The Board declared a dividend distribution of one Common Share Purchase Right for each outstanding share of Baldwin's common stock.

"This plan has been designed and put in place to enhance the Board's ability to assure that all Baldwin shareholders are treated fairly in the event that the company is faced with a coercive or unfair takeover attempt," stated Karen L. Hendricks, President and Chief Executive Officer of Baldwin. "While we have received no overtures, this plan is important to our shareholders because it allows the Board time to evaluate any offer and to consider any and all alternatives to such an offer. The plan does not stop the Board from considering or accepting an offer if the Board believes such an action is in the best interests of the company and its shareholders."

Baldwin's shareholder rights plan is similar to those in place at many public companies today. Under the plan, shareholders of record on September 10, 1996, will receive one right for each common share held on that date. This distribution is not taxable to shareholders. The rights have a ten year life, and may be exercised if a party acquires 15 percent or more of Baldwin's common stock, or announces a tender offer to do so, without the consent of the Board of Directors of Baldwin.

Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products for more than 130 years. The market leader of acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.


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CONTACT:  Karen L. Hendricks (513) 576-4693